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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. [   ])*


                                GERON CORPORATION
          -------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                   374163103
          -------------------------------------------------------------
                                 (CUSIP Number)
          -------------------------------------------------------------
                                 April 8, 2003
          -------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)
          -------------------------------------------------------------
Check the appropriate box to designate the rule pursuant to which this
Schedule is Filed:

[ ]Rule 13d-1(b)
[X]Rule 13d-1(c)
[ ]Rule 13d-1(d)
----------------------   -----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 pages

CUSIP No. 045327103                                          Page 2 of 9 Pages
                                      13G


1.    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Sage Capital Growth, Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]
3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York


NUMBER OF SHARES         5.    SOLE VOTING POWER
                               0

BENEFICIALLY             6.    SHARED VOTING POWER
                               2,500,000 (see Item 4)

OWNED BY EACH            7.    SOLE DISPOSITIVE POWER
                               0

REPORTING PERSON         8 .   SHARED DISPOSITIVE POWER
WITH                           2,500,000 (see Item 4)


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 (see Item 4)

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                   [ ]
      EXCLUDES CERTAIN SHARES*


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.45% (see Item 4)

12.   TYPE OF REPORTING PERSON*
          CO                      25,197,641

                               Page 2 of 9 Pages

* See Instructions before filling out!

CUSIP No. 045327103                                          Page 3 of 9 Pages
                                      13G


1.    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

      Mainfield Enterprises, Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [ ]
3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands


NUMBER OF SHARES         5.    SOLE VOTING POWER
                               0

BENEFICIALLY             6.    SHARED VOTING POWER
                               2,500,000 (see Item 4)

OWNED BY EACH            7.    SOLE DISPOSITIVE POWER
                               0

REPORTING PERSON         8 .   SHARED DISPOSITIVE POWER
WITH                           2,500,000 (see Item 4)


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 (see Item 4)

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                   [ ]
      EXCLUDES CERTAIN SHARES*


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.45% (see Item 4)

12.   TYPE OF REPORTING PERSON*
      CO

                               Page 3 of 9 Pages

* See Instructions before filling out!

Item 1.

     (a)  Name of Issuer:

          Geron Corporation

     (b)  Address of Issuer's Principal Executive Offices:

          230 Constitution Drive
          Menlo Park, California 94025

Item 2.

     (a)  Name of Persons Filing:

          Sage Capital Growth, Inc. ("Sage")
          Mainfield Enterprise, Inc. ("Mainfield")

     (b)  Address of Principal Business Office:

          Sage:
          660 Madison Avenue, 18th floor
          New York, NY 10021

          Mainfield:
          Icaza, Gonzalez-Ruiz & Aleman (BVI) Trust Limited, Wickhams Cay I, Vanterpool Plaza
          P.O. Box 873, Road Town
          Tortolla, British Virgin Islands

     (c)  Citizenship:

          Sage:
          New York

          Mainfield:
          British Virgin Islands

     (d)  Title of Class of Securities:

          Common Stock, par value $0.001 per share

     (e)  CUSIP Number:

          374163103

Item 3.   If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or
          (c), Check Whether the Persons Filing are a:

     (a)  [  ]  Broker or dealer registered under Section 15 of the Exchange
                Act;

     (b)  [  ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)  [  ]  Insurance company as defined in Section 3(a)(19) of the
                Exchange Act;

     (d)  [  ]  Investment company registered under Section 8 of the Investment
                Company Act;

     (e)  [  ]  An investment advisor in accordance with
                Rule 13d-1(b)(1)(ii)(E);

     (f)  [  ]  An employee benefit plan or an endowment fund in accordance with
                Rule 13d-1(b)(1)(ii)(F);

     (g)  [  ]  A parent holding company or control person in accordance with
                Rule 13d-1(b)(1)(ii)(G);

     (h)  [  ]  A savings association as defined in Section 3(b) of the Federal
                Deposit Insurance Act;

     (i)  [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Comany Act of 1940;

     (j)  [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [X].

Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     Sage:
     (a)  Amount Beneficially Owned:

          2,500,000 shares of Common Stock (1)

     (b)  Percent of Class:
          8.45% (2)

     (c)  Number of shares as to which Sage has:

                                  Page 4 of 9

-------------
(1) Includes 2,200,000 shares of Common Stock owned by Mainfield and 300,000 shares of Common Stock issuable upon exercise of Warrant issued to Mainfield on April 8, 2003.

(2) Based on 25,197,641 shares of Common Stock issued and outstanding as of April 8, 2003 as represented by the Issuer to Mainfield, plus the 4,400,000 shares issued by the Company on April 8, 2003, for a total of 29,597,641 shares of Common Stock.

                               Page 5 of 9 Pages

          (i) Sole power to vote or to direct the vote:

         (ii) Shared power to vote or to direct the vote:

              2,500,000 shares of Common Stock (see Footnote 1)

        (iii) Sole power to dispose or to direct the disposition of:

              0

         (iv) Shared power to dispose or to direct the disposition of:

              2,500,000 shares of Common Stock (see Footnote 1)

     Mainfield:
     (a)  Amount Beneficially Owned:

          2,500,000 shares of Common Stock (see Footnote 1)

     (b)  Percent of Class:

          8.45% (see Footnote 2)

     (c)  Number of Shares as to Which Mainfield has:

          (i)  Sole power to vote or to direct the vote:

          0

         (ii) Shared power to vote or to direct the vote:

              2,500,000 shares of Common Stock (see Footnote 1)

       (iii)  Sole power to dispose or to direct the disposition of:

              0

        (iv)  Shared power to dispose or to direct the disposition of:

              2,500,000 shares of Common Stock (see Footenote 1)

Item 5.   Ownership of Five Percent or Less of a Class.

          Inapplicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Pursuant to an investment management agreement between Mainfield and Sage, Sage has the power to sell or vote on behalf of Mainfield some or all of the shares of Common Stock to which

                               Page 6 of 9 Pages
     this report relates. Accordingly, under Rule 13d-3(a), Sage may be deemed to be the beneficial owner of shares owned by Mainfield.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Inapplicable

Item 8.   Identification and Classification of Members of the Group.

          See the Joint Filing Agreement Attached hereto as an Exhibit.

Item 9.   Notice of Dissolution of the Group.

          Inapplicable

Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 7 of 9 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Sage Capital Growth, Inc.


                                        /s/ Eldad Gal
                                        ------------------------------------
                                        Name:  Eldad Gal
                                        Title: Director


                                        Mainfield Enterprise, Inc.

                                        /s/ Avi Vigder
                                        -----------------------------------
                                        Name:   Avi Vigder
                                        Title:  Authorized Signatory


                                Page 8 of 9 Pages

                             JOINT FILING AGREEMENT

     In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statements, and all amendments thereto, is made on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned hereby executed this agreement on April ___, 2003.


                                        Sage Capital Growth, Inc.


                                        /s/ Eldad Gal
                                        ------------------------------------
                                        Name:  Eldad Gal
                                        Title: Director


                                        Mainfield Enterprises, Inc.

                                        /s/ Avi Vigder
                                        -----------------------------------
                                        Name:   Avi Vigder
                                        Title:  Authorized Signatory


                               Page 9 of 9 Pages